

SECURITI[ES AND EXCHANGE COMMISSIO]N
Washington, D.C.

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-53346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EKN FINANCIAL SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 CROSSWAYS PARK DRIVE
(No. and Street)

WOODBURY (City) NY (State) 11797 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL BENVENUTO 516-396-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN, GOLDBERG & HYMOWITZ LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVE., SUITE 420 (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 2 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY OTTIMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EKN FINANCIAL SERVICES INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RICHARD R BORGNER
Notary Public - State of New York
NO. 01BO6090162
Qualified in Nassau County
My Commission Expires 4/7/2011

Signature

CEO.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EKN FINANCIAL SERVICES INC.

For the year ended December 31, 2009

CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
EKN Financial Services Inc.

We have audited the accompanying statement of financial condition of EKN Financial Services Inc. as of December 31, 2009, and the related statements of operations, changes in stockholders' deficiency and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EKN Financial Services Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Liebman Goldberg & Hymowitz, LLP
Garden City, New York

March 23, 2010

EKN FINANCIAL SERVICES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

	Allowable	Non-Allowable	Total
Cash in bank	$ -	$ -	$ -
Receivables from broker or dealers			
a. Clearance accounts	340,183	-	340,183
Securities owned at market value	3,150	-	3,150
Securities not readily marketable	-	37	37
Advances	-	217,989	217,989
Prepaid expenses	-	46,544	46,544
Security Deposits	-	5,181	5,181
Demand loan receivable - officers	-		-
Cash value - life insurance	271,196	-	271,196
Total assets	$ 614,529	$ 269,751	$ 884,280

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Cash Overdraft	$ 19,145	$ -	$ 19,145
Bank loans payable	100,000		100,000
Notes and accounts payable, taxes and accrued expenses payable	330,017	-	330,017
Accrued commissions	124,791	-	124,791
Securities sold - not yet purchased at market value	-		-
Subordinated liabilities	-	366,000	366,000
Total liabilities	$ 573,953	$ 366,000	939,953
Commitments and Contingencies			
Stockholders' Deficiency:			
Preferred Stock			331,000
Common stock - $.01 par value; authorized 1,000 shares issued and outstanding 100 shares			1
Additional paid-in capital			3,423,357
Deficit			(3,810,031)
Total stockholders' deficiency			(55,673)
Total liabilities and stockholders' deficiency			$ 884,280

The accompanying notes are an integral part of these statements

EKN FINANCIAL SERVICES INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2009

Revenues:		
Commission income	$ 2,768,110	
Trading and investment gains	169,430	
Consulting income	143,400	
Other income	1,002,675	
Interest income	24,874	
Total revenues		$ 4,108,489
Expenses:		
Commissions	1,276,618	
Salaries and related payroll taxes	832,140	
Arbitrations	39,863	
Professional fees	261,939	
Employee reimbursements	9,030	
Travel and entertainment	211,197	
Telephone	108,978	
Dues, regulatory and registration expenses	126,417	
Other administrative expenses	35,786	
Clearance and execution costs	319,559	
Maintenance and repairs	9,898	
Data processing	7,591	
Office expense	50,197	
Insurance	111,042	
Interest and bank charges	151,024	
Equipment rental	21,693	
Auto expense	67,037	
Rent	223,655	
Utilities	63,267	
Bad debt	577,400	
Total expenses		4,504,331
(Loss) before provision for income taxes		(395,842)
Income tax expense		(8,234)
Net (Loss)		$ (404,076)

The accompanying notes are an integral part of these statements

EKN FINANCIAL SERVICES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY

For the year ended December 31, 2009

	Number of Shares	Common Stock	Preferred Stock	Additional paid-in Capital	(Deficit)	Total
Balance January 1, 2009	1,000	$ 1	$ -	$ 3,423,357	$ (3,397,722)	$ 25,636
Dividend	-	-			(8,233)	(8,233)
Issuance			331,000			331,000
Net (loss)	-	-	-	-	(404,076)	(404,076)
Balance December 31, 2009	1,000	$ 1	$ 331,000	$ 3,423,357	$ (3,810,031)	$ (55,673)

The accompanying notes are an integral part of these statements

EKN FINANCIAL SERVICES INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2009

Cash Flows from Operating Activities:	
Net (loss)	$ (404,076)
Adjustments to reconcile net (loss) to net cash	
(used in) operating activities:	
(Increase) Decrease in Operating Assets:	
Receivables from brokers and dealers	7,800
Securities owned at market value	3,861
Securities not readily marketable	2,642
Prepaid expenses	2,259
Advances	178,889
Cash value - life insurance	(16,664)
Security Deposits	69
Increase (Decrease) in Operating Liabilities:	-
Cash Overdraft	19,145
Securities sold not yet purchased	(40,360)
Accounts payable and accruals	5,050
Accrued commissions	111,652
Total adjustments	274,343
Net cash (used in) operating activities	(129,733)
Cash Flows from Financing Activities:	
Decrease in subordinated debt	(300,000)
Repayment of loan from officer	100,000
Bank loan repayments	(120,668)
Issuance of preferred stock	331,000
Net cash provided by financing activities	10,332
Net (decrease) in cash	(119,401)
Cash - beginning of year	119,401
Cash - end of year	$ -
Supplemental Disclosures:	
Interest paid	$ 131,876

The accompanying notes are an integral part of these statements

Note 1 - Organization and Company Information:

EKN Financial Services Inc. (EKN) (The Company) had been organized on August 1, 2001. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

Note 2 - Summary of Significant Accounting Policies:

Nature of Business:

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a trade date basis.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of operations. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment:

Property and equipment are reflected at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Maintenance and repairs, which neither materially add to nor appreciably prolong the life of the property, are charged to expense as they are incurred. Gains or losses on dispositions of property and equipment, as applicable, are included in income or expense.

Note 2 - Summary of Significant Accounting Policies (Continued):

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value.

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Note 3 - Receivable from and Deposit with Clearing Organization:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2009 and received in January 2010. The deposit with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Should a customer not fulfill his obligation on a trade date transaction through December 31, 2009, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2009 had been settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 340,183	$ 0
	$ 340,183	$ 0

Note 4 – Property and Equipment:

Property and equipment consists of the following:

		Years
Furniture and equipment	$ 69,547	5 – 7
Leasehold improvements	145,913	36
Total	215,460	
Less: accumulated depreciation and amortization	215,460	
	$ -	

Note 5 - Income Taxes:

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were:

Deferred tax asset	
Net operating loss carryforward	$ 1,466,228
Less: valuation allowance	(1,466,228)
Net deferred tax asset	$ -
Deferred tax liability	$ -

The deferred income tax balances were comprised of the following

	For the year ended December 31, 2009
Income tax expense:	
Current tax:	
Federal	$ -
State	-
	-
Deferred:	
Federal	$ 450,302
State	89,070
Total	$ 539,372
Less: valuation allowance	(539,372)
Net deferred tax asset	$ -

Note 5 - Income Taxes (Continued):

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Because of the historical earnings history of the Company, the net deferred tax assets have been fully offset by a 100% valuation allowance.

Note 6 - Securities not Readily Marketable:

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 7 - Securities Owned, and Sold, Not Yet Purchased:

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$3,150	$ 0
Municipal bonds	0	0
Options	0	0
	$3,150	$ 0

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 8 - Net Capital Requirement:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2009, the Company's regulatory net capital was $40,103, which was $1,838 above the minimum required.

Note 9 – Commitments and Contingencies:

On or about November 11, 2008 an NASD arbitration panel awarded damages to the Company in the amount of $772,000 in full settlement of the EKN vs. Empire arbitration. The terms of the agreement called for $99,983 as a down payment on December 31, 2008 (received January 2, 2009) and seventy five thousand ($75,000) dollars on January 30, 2009. Subsequently payment of this balance was to commence March 2009 - fifty percent of the revenue derived by Empire from those accounts stipulated in the agreement. The Company received the down payment and the seventy five thousand dollars only and had to bring an action.

On February 22, 2010 the parties entered into a "so ordered" stipulation settling this matter which called for a payment on March 2, 2010 in the amount of $180,000 - which was received, and future payments from May 2, 2010 through May 2, 2011 aggregating to $320,000.

The Company has been named in several arbitrations pending before the FINRA Dispute Resolution Office. The Company has responded denying any liability in all cases and has requested hearings. These hearing are scheduled for summer 2010 through October 2010. Counsel for the Company has advised that the outcome of these hearings cannot be predicted. In addition, the Company is involved in various litigation that are pending. Counsel has advised that in certain cases motions have been filed and are pending and in one matter involving $36,000 a trial is to occur in summer of 2010.

The Company was also the subject of an inquiry initiated by the NASD in the summer of 2004 concerning whether certain NASD and SEC statutes and rules were violated in connection with record keeping, registration of an individual, participation in various PIPE transactions and a private placement. On or about September 18, 2006, the Company executed an acceptance, waiver and consent (AWC) with regards to the matter, which the NASD accepted on or about November 2006. The settlement requires the Company to pay a fine of $200,000, which the Company is paying in monthly installments between 24 and 48 months with interest at the rate of 11.25%. As of December 31, 2009, the balance due to the NASD amounted to $3,600.

On November 11, 2009 the Company was notified by the FINRA enforcement staff of a preliminary determination to recommend disciplinary action against the Company for violations of NASD rules. The alleged violations were in connection with form filings, correspondence, institutional sales, materials, advertisements, supervisory controls and other related matters.

The Company had operations suspended for the period of December 23, 2008 through January 5, 2009, and again for a second time for the period of June 15, 2009 through June 23, 2009.

Note 10 - Subsequent Events:

In May 2009, the Financial Accounting Standards Board issued a statement outlining disclosure requirements related to certain events occurring after the date of financial statements. The statement is effective for interim and annual periods after June 15, 2009. The Company adopted the statement in the current reporting period. Events and transactions from December 31, 2009 through March 23, 2010 have been evaluated by management for subsequent events. Management has determined that there were no material events that would require disclosure in the Company's financial statements through this date.

Supplemental Information

EKN FINANCIAL SERVICES INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2009

Net Capital

Total ownership deficiency from statement of financial condition	$ (55,673)
Add	
liabilities subordinated to claims of general creditors allowable in computation of net capital	366,000
Total	310,327
Deductions and/or charges	
total non-allowable assets from statement of financial condition	269,751
Net capital before adjustments for haircuts on securities positions and undue concentration	40,576
Adjustments	
Haircut on securities	(473)
Undue concentration	-
Total adjustments	(473)
Net capital	$ 40,103
Minimum net capital	$ 38,265
Excess net capital	$ 1,838
Aggregate indebtedness	$ 573,953
Percentage of aggregate indebtedness to net capital (553,953 ÷ 40,103)	1431.2%

See accountant's report.

EKN FINANCIAL SERVICES INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2009

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of EKN Financial Services Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2009.

See accountant's report.

EKN FINANCIAL SERVICES INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

For the year ended December 31, 2009

Net capital per audited focus report	$	40,103
Net capital per unaudited focus report		56,428
Difference to be reconciled	$	(16,325)
Additional year end accruals	$	16,325

See accountant's report.

EKN FINANCIAL SERVICES INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF CREDITORS

For the year ended December 31, 2009

Subordinated loans - January 1, 2009	$ 666,000
Total subordinated loans - December 31, 2009	$ 366,000

See accountant's report.

EKN FINANCIAL SERVICES INC.

INDEPENDENT AUDITORS' REPORT

ON

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2009

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
EKN Financial Services Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EKN Financial Services Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Liebman Goldberg & Hymowitz LLP
Garden City, New York

March 23, 2010

EKN FINANCIAL SERVICES INC.
135 CROSSWAYS PARK DRIVE
WOODBURY, NY 11797


SEC MAIL
RECEIVED
PROCESSING
APR 0 2 2010
WASH, D.C.
200
SECTION

March 23, 2010

Liebman, Goldberg & Hymowitz, LLP
595 Stewart Avenue – Suite 420
Garden City, New York 11530

Gentlemen:

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of operations, changes in stockholders' deficiency, changes in liabilities-subordinated to claims of general creditors, and cash flows of EKN Financial Services Inc. (the Company) as of December 31, 2009, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of EKN Financial Services Inc. in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief as of March 23, 2010, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you all –

    a. Financial records and related data.

b. With regard to minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared, please be advised that we held no such meetings during 2009.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6. We have no knowledge of any fraud or suspected fraud affecting the Company involving -

   a. Management,
   b. Employees who have significant roles in internal control, or
   c. Others where the fraud could have a material effect on the financial statements.

7. We have no knowledge of any allegations or fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

8. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. The following have been properly recorded or disclosed in the financial statements:

   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

   b. Guarantees, whether written or oral, under which the Company is contingently liable.

   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, Disclosure of Certain Significant Risks and Uncertainties.

10. There are no –

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board ASC 450 Contingencies.

    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450.

11. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

12. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

13. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred.

14. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

15. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the consolidated financial statements or notes thereto or as follows.

    It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

    b. Securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.

c. Securities and investments that cannot be offered or sold because of other arrangements, restriction, or conditions applicable to the securities and investments or to the Company (that is, control stock).

16. In addition, the Company at December 31, 2009, had –

   a. Recorded all securities exchange memberships on the books.

   b. Properly recorded all participation in joint accounts carried by others.

   c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

   d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

   e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

   f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

17. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under Rule 15c3-1 and approved by the National Association of Securities Dealers.

18. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

   a. The concentration exists at the date of the financial statements.

   b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

   c. It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

19. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto except as follows.

20. There are no significant material weaknesses or inadequacies at December 31, 2009, or during the period January 1, 2010, to March 23, 2010, in internal control and control activities for safeguarding securities, and the practices and procedures followed in –

    a. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

    b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by Rule 17a-13.

    c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by The Customer Protection Rule.

    e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

    f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

21. Net capital computations, prepared by the Company during the period from January 1, 2009, through March 23, 2010 indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule
15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

22. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period January 1, 2010 through March 23, 2010.

23. The Company has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements to their related supporting information (for example, sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. (All consolidating entries have been properly recorded). All intracompany and (intercompany) accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

24. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2009 as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.



Anthony Ottimo, President